Exhibit 99.1

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Quantum BioPharma Provides Corporate Update

Toronto, Ontario – June 1, 2026 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum” or the “Company”), a biopharmaceutical company focused on advancing innovative therapies and technologies, today provided an update regarding its Investigational New Drug application for Lucid-21-302 (Lucid-MS), the Company’s drug candidate for the treatment of multiple sclerosis (MS).

On May 28, 2026, the Company received correspondence from the U.S. Food and Drug Administration (“FDA”) indicating that the IND has been placed on clinical hold pending submission of additional information requested by the agency. A clinical hold is a regulatory process through which the FDA may request additional information or clarification before permitting a clinical study to proceed.

The Company is currently reviewing the FDA’s comments and intends to work closely with the agency to address the matters identified in the clinical hold letter. The Company believes the issues raised by the FDA are addressable and plans to submit a response package following completion of its review and related activities.

Quantum is working with its advisors and development partners to support preparation of the Company’s response to the FDA. The Company remains committed to advancing the program responsibly and in accordance with regulatory requirements.

The Company is withdrawing previously disclosed timelines relating to FDA review, initiation of the planned Phase 2 trial, and anticipated interim data milestones. Such timelines should no longer be relied upon pending further regulatory interactions.

Dr. Andrzej Chruscinski, Vice-President, Clinical and Scientific Affairs at Quantum BioPharma, said: “We are committed to working constructively with the FDA to address the comments raised and to advancing Lucid-MS responsibly for people living with MS. We believe the matters identified by the FDA are fully addressable and intend to work collaboratively with the agency to resolve the comments raised in the clinical hold letter. The Company is currently reviewing the FDA’s comments and intends to work closely with the agency to address the matters identified in the clinical hold letter. The Company believes the issues raised by the FDA are addressable and plans to submit a response package following completion of its review and related activities.”

Dr. Lakshmi P. Kotra has resigned as director and from all positions held at Quantum Biopharma, and all its subsidiaries, effective June 1, 2026. He came to this decision based on his other personal and professional commitments, but has agreed to stay as a senior clinical advisor for Quantum Biopharma.

About Lucid-MS

Lucid-MS (Lucid-21-302) is a patented new chemical entity that has been shown in preclinical models to inhibit myelin degradation, a mechanism associated with multiple sclerosis. Lucid-MS has not been approved by any regulatory authority, and its safety and efficacy have not been established.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.84% (as of March 31, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s intention to prepare and submit a complete response to the U.S. Food and Drug Administration (“FDA”) addressing the matters identified in the clinical hold letter relating to Lucid-MS (Lucid-21-302); the Company’s ability to address the FDA’s comments and requests; the completion, timing, results and regulatory utility of the Company’s ongoing nonclinical and toxicology studies; the potential removal of the clinical hold; the timing of any future FDA interactions or regulatory decisions; the future development, clinical evaluation and commercialization of Lucid-MS; the design, initiation, conduct, timing and outcomes of any future clinical trials; and the potential therapeutic benefits of Lucid-MS for the treatment of multiple sclerosis.

Forward-looking statements are often identified by words such as “expects”, “anticipates”, “believes”, “intends”, “plans”, “may”, “will”, “could”, “would”, “should”, “continue”, “potential”, “estimate”, “target”, and similar expressions intended to identify forward-looking statements.

Forward-looking statements are based on management’s current expectations, estimates, projections, assumptions and beliefs, including, without limitation, assumptions regarding: the Company’s ability to generate the data and analyses required by the FDA; the successful completion of ongoing toxicology and other nonclinical studies; the adequacy of the Company’s proposed responses to the FDA’s comments; the availability of sufficient funding, personnel and other resources; and the continued advancement of scientific and clinical research relating to multiple sclerosis and demyelinating diseases.

Forward-looking statements involve significant risks, uncertainties and other factors that could cause actual results, events or developments to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the Company may be unable to satisfactorily address the FDA’s comments; the risk that additional information, studies, analyses, protocol modifications or safety data may be required by the FDA; the risk that the clinical hold may remain in place for a prolonged period or may not be lifted; delays in completing ongoing toxicology studies or obtaining final study reports; risks associated with clinical development, including delays in trial initiation, enrollment, completion or results; regulatory risks and uncertainties; adverse findings arising from nonclinical or clinical studies; the Company’s need for additional capital and its ability to obtain financing on acceptable terms or at all; intellectual property risks; changes in applicable laws or regulations; competition; market conditions; and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

There can be no assurance that the Company will successfully resolve the clinical hold, that the FDA will permit the initiation of any future clinical trial, or that Lucid-MS will ultimately receive regulatory approval or be successfully commercialized.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the assumptions and expectations reflected in such statements are reasonable as of the date of this news release, no assurance can be given that such assumptions or expectations will prove to be correct. The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811